Exhibit 99.2

CORPORATE GOVERNANCE GUIDELINES
GALILEO ACQUISITION CORP.

Adopted as of October [   ], 2019

The following Corporate Governance Guidelines (the "Guidelines") have been adopted by the Board of Directors (the "Board") of Galileo Acquisition Corp. (the "Company") to assist the Board in the exercise of its responsibilities. These Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision-making both at the Board and management level, with a view to enhancing long-term shareholder value. These Guidelines are not intended to change or interpret any federal or state law or regulation, including the laws of the State of New York, the Cayman Islands or the Amended and Restated Memorandum and Articles of Association of the Company (the "Charter"). These Guidelines are subject to modification from time to time by the Board.

I.	THE BOARD

Role of Directors. The business and affairs of the Company shall be managed by, or under the direction of, the Board. Each director is expected to spend the time and effort necessary to properly discharge such director's responsibilities. Accordingly, each director is expected to regularly attend meetings of the Board and committees on which such director sits, and to review prior to meetings material distributed in advance for such meetings. A director who is unable to attend a meeting (which it is understood will occur on occasion) is expected to notify the Executive Chairman of the Board or the Chairperson of the appropriate committee in advance of such meeting.

The Board's Goals. The Board's goals are to build long-term value for the Company's shareholders and to assure the vitality of the Company for its customers, employees and the other individuals and organizations that depend on the Company.

To achieve these goals the Board will monitor both the performance of the Company (in relation to its goals, strategy and competitors) and the performance of the Chief Executive Officer, and offer him or her constructive advice and feedback. When it is appropriate or necessary, it is the Board's responsibility to remove the Chief Executive Officer and to select his or her successor.

Size of the Board. The Board believes that it should generally have no fewer than four and no more than ten directors. This range permits diversity of experience without hindering effective discussion or diminishing individual accountability. The size of the Board could, however, be increased or decreased if determined to be appropriate by the Board. For example, it may be desirable to increase the size of the Board in order to accommodate the availability of an outstanding candidate for director.

Selection of New Directors. The Nominating and Corporate Governance Committee of the Board (the "NCG Committee") shall be responsible for identifying, screening and nominating persons for election to the Board. When formulating its membership nominations, the NCG Committee shall also consider advice and recommendations from others as it deems appropriate. Vacancies on the Board that may occur between annual meetings of shareholders shall be filled in accordance with the applicable provisions of the Charter.

Board Membership Criteria. Nominees for director shall be selected on the basis of, among other things, experience, knowledge, skills, expertise, integrity, diversity, ability to make independent analytical inquiries, understanding of the Company's business environment and willingness to devote adequate time and effort to Board responsibilities.

Directors should know how to read and understand fundamental financial statements and understand the use of financial ratios and information in evaluating the financial performance of the Company.

The NCG Committee shall be responsible for assessing the appropriate balance of criteria required of Board members, as provided in the Charter.

Other Public Company Directorships. The Company does not have a policy limiting the number of other public company boards of directors upon which a director may sit. However, the NCG Committee shall consider the number of other public company boards and other boards (or comparable governing bodies) on which a prospective nominee is a member.

Independence of the Board. The Board shall not be required to be comprised of a majority of directors who qualify as independent directors ("NYSE Independent Directors") under the listing standards of the New York Stock Exchange (the "NYSE") during any period in which the Company is a "controlled company" within the meaning of the NYSE's listing standards, unless the Board otherwise determines (pursuant to a validly adopted resolution of the Board) not to rely on the NYSE's "controlled company" exemption. When the Company is not a "controlled company" or the Board determines not to rely on the NYSE's controlled company exemption, the Board shall be comprised of a majority of NYSE Independent Directors within the periods required by the NYSE's phase-in rules.

The Board shall review annually the relationships that each director has with the Company (directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). Following such annual review, only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) will be considered NYSE Independent Directors, subject to additional qualifications prescribed under the listing standards of the NYSE or applicable law, or pursuant to the Charter. The Board may adopt and disclose categorical standards to assist it in determining director independence.

Corporate Opportunity Policy. Except as permitted by the Charter, Directors are prohibited from: (a) taking for themselves personally opportunities related to the Company's business if such opportunities were specifically presented to such director for the Company's benefit in his or her capacity as a director of the Company; (b) using the Company's property, information, or position for personal gain; or (c) competing with the Company for business opportunities if such opportunities were specifically presented to such director for the Company's benefit in his or her capacity as a director of the Company. However, if the Company's disinterested directors determine that the Company will not pursue an opportunity that relates to the Company's business, and consent to a director then personally pursuing the opportunity, then a director may do so.

Directors Who Change Their Present Job Responsibility. The Board does not believe that directors who retire or change the position they held when they became a member of the Board should necessarily be obligated to leave the Board. Promptly following such event, the director must notify the NCG Committee, which committee shall review the continued appropriateness of the affected director remaining on the Board under the circumstances. The affected director is expected to act in accordance with such committee's recommendation following such review.

Board Compensation. A director who is also an officer of the Company shall not receive additional compensation for such service as a director.

The Company believes that compensation for non-employee directors should be competitive and should encourage increased ownership of the Company's shares through the payment of a portion of director compensation in Company shares, options to purchase Company shares or similar compensation. The Compensation Committee will periodically review the level and form of the Company's director compensation, including how such compensation relates to director compensation of companies of comparable size, industry and complexity. Such review will also include a review of both direct and indirect forms of compensation to the Company's directors, including any charitable contributions by the Company to organizations in which a director is affiliated and consulting or other similar arrangements between the Company and a director. Changes to director compensation will be proposed to the Board for consideration.

Director's fees (including any additional amounts paid to chairs of committees and to members of committees of the Board) are the only compensation a member of the Audit Committee may receive from the Company.

Separate Sessions of Non-Management Directors. To the extent required by the NYSE or otherwise by law, the non-management directors of the Company shall meet in executive session without management present. Any interested parties desiring to communicate with the non-management directors regarding the Company may directly contact such directors by sending a letter addressed to "Non-Management Directors," care of the Corporate Secretary.

Self-Evaluation by the Board. The NCG Committee will conduct an annual self-assessment of the Board's performance as well as the performance of each committee of the Board, the results of which will be discussed with the full Board and each committee. Each assessment should include a review of any areas in which the Board or management believes the Board can make a better contribution to the Company. The NCG Committee will utilize the results of this self-evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

Strategic Direction of the Company. Normally it is management's responsibility to formalize, propose and implement strategic choices and the Board's role to approve strategic direction and evaluate strategic results. However, as a practical matter, the Board and management will be better able to carry out their respective strategic responsibilities if there is an ongoing dialogue among the Chief Executive Officer, other members of top management and other Board members. To facilitate such discussions, members of senior management who are not directors may be invited to participate in Board meetings when appropriate.

Board Access to Management. Board members shall have access to the Company's management and, as appropriate, to the Company's outside advisors. Board members shall coordinate such access through the Chief Executive Officer and Board members will use judgment to assure that this access is not distracting to the business operation of the Company.

Attendance of Management Personnel at Board Meetings. The Board encourages the Chief Executive Officer to bring members of management from time to time into Board meetings to (i) provide management insight into items being discussed by the Board which involve the manager; (ii) make presentations to the Board on matters which involve the manager; and (iii) bring managers with significant potential into contact with the Board. Attendance of such management personnel at Board meetings is at the discretion of the Board. Should the Chief Executive Officer desire to add additional members of management as attendees on a regular basis, this should be suggested to the Board for its concurrence.

Board Materials Distributed in Advance. Information and materials that are important to the Board's understanding of the agenda items and other topics to be considered at a Board meeting should, to the extent practicable, be distributed sufficiently in advance of the meeting to permit prior review by the directors. In the event of a pressing need for the Board to meet on short notice or if such materials would otherwise contain highly confidential or sensitive information, it is recognized that written materials may not be available in advance of the meeting.

Board Orientation and Continuing Education. The Company shall provide new directors with director orientation to familiarize such directors with, among other things, the Company's business, strategic plans, significant financial, accounting and risk management issues, compliance programs, conflicts policies, code of business conduct and ethics, corporate governance guidelines, principal officers, internal auditors and independent auditors. The Company encourages each director to participate in continuing educational programs in order to maintain the necessary level of expertise to perform his or her responsibilities as a director.

II.	BOARD MEETINGS

Frequency of Meetings. There shall be four regularly scheduled meetings of the Board each year. At least one regularly scheduled meeting of the Board shall be held quarterly.

III.	COMMITTEE MATTERS

Number and Names of Board Committees. The Company shall have three standing committees: Audit, Nominating and Corporate Governance, and Compensation. The purpose and responsibilities for the Audit, Nominating and Corporate Governance, and Compensation Committees shall be outlined in committee charters adopted by the Board. The Board may want, from time to time, to disband a current committee depending on circumstances. In addition, the Board may determine to form standing or ad hoc committees from time to time, and determine the composition and areas of competence of such committees.

Independence of Board Committees. The Audit, Nominating and Corporate Governance and Compensation Committees shall be composed of directors who satisfy applicable legal, regulatory and stock exchange requirements necessary for an assignment to any such committee, including any applicable phase-in rules.

Assignment and Rotation of Committee Members. The NCG Committee shall be responsible for making recommendations to the Board with respect to the assignment of Board members to various committees. The Board shall be responsible for appointing the Chairperson and members to the committees.

The NCG Committee shall annually review the committee assignments and shall consider making recommendations regarding such assignments with a view toward balancing the benefits derived from continuity against the benefits derived from the diversity of experience and viewpoints of the various directors.

IV.	LEADERSHIP DEVELOPMENT

Selection of the Chief Executive Officer. The Board shall be responsible for identifying potential candidates for, and selecting, the Company's Chief Executive Officer. In identifying potential candidates for, and selecting, the Company's Chief Executive Officer, the Board shall consider, among other things, a candidate's experience, understanding of the Company's business environment, leadership qualities, knowledge, skills, expertise, integrity, and reputation in the business community.

Evaluation of Chief Executive Officer. The Compensation Committee will conduct an annual performance review of the Chief Executive Officer based on the performance of the business, achievement of the Company's financial and strategic objectives, development of management and as further set forth in its charter.

Succession Planning. The Board is responsible for developing a succession plan for the Chief Executive Officer, including with respect to interim succession for the Chief Executive Officer in the event of an unexpected occurrence, and will review the plan at least annually.